                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K


(Mark One)
[XX] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1997
                                             -----------------
                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934
                    For the transition period from ____________ to ____________

                          Commission File Number 1-5846

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         The Cosmos Broadcasting Corporation Retirement and Savings Plan
         ---------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             THE LIBERTY CORPORATION
-------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

       South Carolina                                        57-0507055
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                           Identification No.)

      Post Office Box 789, Wade Hampton Boulevard, Greenville, S. C. 29602
-------------------------------------------------------------------------------
          (Address of principal executive offices)                 (Zip Code)

    Registrant's telephone number, including area code    (864) 609-8256

                              REQUIRED INFORMATION


A.    Financial Statements and Schedules

        Independent Auditors' Report                                                                      8

        Statements of Net Assets Available for Plan Benefits as of
        December 31, 1997 and 1996                                                                        9-10

        Statements of Changes in Net Assets Available for Plan
        Benefits as of December 31, 1997 and 1996                                                         11

        Notes to Financial Statements                                                                     12-17

        Schedule of Assets Held for Investment                                                            18

        Schedule of Reportable Transactions                                                               19-20

B.    Exhibits

        23.  Consent of Independent Auditors                                                              21

                                   SIGNATURES


         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


         The Cosmos Broadcasting Corporation Retirement and Savings Plan
         ---------------------------------------------------------------
         (Name of Plan)


         The Liberty Corporation                           Date:  June 23, 1998
         --------------------------
         (Registrant/Issuer)

         /s/ Kenneth W. Jones
         --------------------------
         Kenneth W. Jones
         Corporate Controller

         /s/ Martha G. Williams
         --------------------------
         Martha G. Williams
         Vice President, General Counsel and Secretary

ITEM 1.  CHANGES IN THE PLAN

PLAN AMENDED AND RESTATED.

Effective April 1, 1997, the net assets of The Liberty Corporation and Adopting Related Employers' 401(k) Thrift Plan merged with The Cosmos Broadcasting Corporation Profit Sharing Retirement Plan and Trust (for all applicable Cosmos participants). The merged plan was renamed The Cosmos Broadcasting Corporation Retirement and Savings Plan. The merged plan provides expanded investment selections and will retain the voluntary contribution, matching contribution, and profit sharing features for eligible Cosmos employees of the predecessor plan.


ITEM 2.  CHANGES IN INVESTMENT POLICY

None.


ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

EMPLOYER'S PRETAX CONTRIBUTIONS

Contributions under the Plan by The Cosmos Broadcasting Corporation and CableVantage (the "Company") are measured by reference to the employees' contributions which may be on a pre-tax or after-tax basis. Employer matching contributions are made only on pre-tax employee contributions in accordance with a formula set each year by the employer's board of directors. During 1997, the Company contributed an amount equal to 100% of a participant's pre-tax contribution, up to a maximum of 3% of the participant's compensation.

Employer pre-tax matching contributions totaling $586,000 from April 1, 1997 to December 31, 1997 were credited to the accounts of participating employees. Prior to the plan merger date of April 1, 1997, this was not a feature of The Cosmos Broadcasting Corporation Profit Sharing Retirement Plan and Trust (for all applicable Cosmos participants).

EMPLOYER'S DISCRETIONARY CONTRIBUTIONS

In addition to making a matching pre-tax contribution, The Cosmos Broadcasting Corporation may make a separate discretionary contribution at the discretion of the Company's Board of Directors. If the Company elects to make a profit sharing contribution, it will be allocated among all participants who (1) are employed by the Company at the end of the applicable year and are credited with at least 1,000 hours of service for that year or (2) retire, die or become disabled during the applicable year. This allocation will be made after the end of the applicable year and will be based on each participant's compensation relative to the total compensation of all eligible participants (without regard to the participant's voluntary contributions). CableVantage does not currently make discretionary contributions.

Employer discretionary contributions totaling $1,719,000 in 1997, were credited to the accounts of participating employees.

ITEM 4.  PARTICIPATING EMPLOYEES

There were 927 enrolled participants in the Plan as of December 31, 1997.

ITEM 5.  ADMINISTRATION OF THE PLAN

(a) Parties responsible for the administration of the Plan are: (1) the Plan Committee, made up of at least three members named by the Company,
         (2) the Trustee and (3) the Plan Administrator which is named by the Plan Committee.

         The Plan Committee is responsible for the administration and operation of the Plan, except as to responsibilities which have been specifically assigned to the Trustee, to an Investment Manager, or to the Plan Administrator. Present members of the Plan Committee are employed by The Liberty Corporation or its subsidiaries and include the following:



                     Artie L. Bedard
                     Mary Anne Bunton
                     Faith E. Gibson
                     Quentin Kennedy
                     Susan W. Mink
                     Pamela A. Purvis
                     Samuel H. Schaeffer
                     G. Neil Smith
                     Sandra Carpenter Thompson
                     Evon A. Trotter
                     Stephen Watkins, Jr.

         The Trustee is responsible for the management, investment and control of the assets of the Trust established by the Plan, and for the disbursements of benefits therefrom, except to the extent that the Trustee may be relieved of investment responsibility by the appointment of an Investment Manager or by direction of the Plan Committee. The present Trustee is Investors Fiduciary Trust Company, 801 Pennsylvania, Kansas City, MO 64105. Neuberger & Berman Pension Management, Inc. ("Neuberger & Berman") and Hellman Jordan Management Company, Inc. is Investment Manager of one of the nine funds comprising the Plan entitled Neuberger & Berman/Hellman, Jordan Common Stock Fund (see page 10, Notes to Financial Statements - Description of Plan for further details). Neuberger & Berman's address is 522 Fifth Avenue, New York, New York 10036. Hellman Jordan Management Company, Inc.'s address is P.O. Box 389, Boston, MA 02101. Investors Fiduciary Trust Company has investment responsibility for all of the other Plan funds.

         The Plan Administrator is currently an Administrative Committee which is responsible for the daily administration and operational functions of the Plan, including filing all reports with governmental agencies, providing Plan participants with information, preparing year-end reports to participants, maintaining all required records, interpreting the provisions of the Plan and settling disputes over the rights of employees, participants and beneficiaries. Present members of the Administrative Committee are employed by The Liberty Corporation and are stated as follows:

                           Mary Anne Bunton
                           Susan E. Cyr

(b) For the year ended December 31, 1997, expenses of administration of the Plan of approximately $341,000, including fees and expenses of the Trustee and two of the Investment Managers, Neuberger & Berman and Hellman Jordan, were incurred and are paid out of the assets of the Plan.

ITEM 6.  CUSTODIAN OF INVESTMENTS

(a)      Investors Fiduciary Trust Company, 801 Pennsylvania, Kansas City, MO
         64105.

(b) The Trustees, Wachovia Bank, N.A., and Investors Fiduciary Trust Company received $13,000 and $80,000, respectively, during the year ended December 31, 1997.

(c) No bond was furnished by Investors Fiduciary Trust Company, the custodian of the Plan.

ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

Each Plan participant receives a quarterly statement showing the balance in his Plan account (including a breakdown of the amounts invested in each investment fund offered), amounts contributed by him and by his Employer, dividends, interest and other gains credited to his account, any amounts forfeited or otherwise charged against his account, and additional shares purchased if the employee has elected to have some or all of his and his Employer's contributions invested in the Company's stock. These individualized reports, a copy of the proxy statement and a copy of the summary annual report are the reports that were distributed to Plan participants during the year ended December 31, 1997.

ITEM 8.  INVESTMENT OF FUNDS

(a) For the period January 1, 1997 to April 1, 1997, employee contributions and matching Employer contributions could be invested in increments of 25% in: The Liberty Corporation Stock Fund, which consists solely of Company common stock; the Money Market Fund, consisting of various money market instruments and U.S. Government securities; the Intermediate Bond Fund, consisting of intermediate - term government and good quality corporate bonds; or the Common Stock Fund, consisting of high quality common stock or securities convertible into common stock, other than Company stock. Beginning April 1, 1997, the following funds were available for investment under the Plan:


           NAME OF FUND                                              DESCRIPTION OF FUND
           -----------------------------------------------------     ---------------------------------------------------------
           Cosmos Unitized Fund                                      A fund  which  invests  solely  in  Common  Stock of The
                                                                       Liberty Corporation
           Vanguard Institutional Money Market Reserve Fund          A fund which invests in money market instruments
           Neuberger & Berman/Hellman Jordan Common Stock Fund       A fund which invests in common stocks of medium and
                                                                       large companies
           Vanguard Institutional Bond Index Fund                    A fund which invests in bond-related securities
           Loomis Sayles Bond Fund                                   A fund which invests in investment-grade debt securities
           Vanguard Wellington Fund                                  A fund which invests in common and preferred stocks and
                                                                       debt securities
           Vanguard Index 500 Fund                                   A fund which invests in securities of companies listed
                                                                       on the Standard and Poor's 500 index
           Templeton Foreign Fund                                    A fund which invests in foreign stocks and debt
                                                                       securities
           T. Rowe Price Small Cap Value Fund                        A fund which invests in common stocks of companies with
                                                                       market capitalizations of $500 million or less


         For the three years ended December 31, 1997, there were brokerage commissions paid by the Plan from the Nueberger Berman/Hellman Jordan Common Stock Fund only.

(b) No brokerage transactions effected for the Plan during the year ended December 31, 1997, were directed to brokers because of research services provided.


ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS                                                               Page No.
(a)      Financial Statements
           Report of Independent Auditors                                                                   8

         Statements of Net Assets Available for Plan Benefits -
           December 31, 1997 and 1996                                                                       9-10

         Statement of Changes in Net Assets Available for Plan
           Benefits - For the Year Ended December 31, 1997                                                  11

         Notes to Financial Statements - December 31, 1997                                                  12-17

         Schedule of Assets Held for Investment - December 31, 1997                                         18

         Schedule of Transactions or Series of Transactions in Excess
             of 5% of the Current Value of Plan Assets - December 31, 1997                                  19-20

(b)      Exhibits

         Consent of Independent Auditors                                                                    21

                         REPORT OF INDEPENDENT AUDITORS



To the Administrative Committee of The Cosmos Broadcasting Corporation
  Retirement and Savings Plan
  and Board of Directors
The Cosmos Broadcasting Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Cosmos Broadcasting Corporation Retirement and Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1997 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1997 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                       Ernst & Young LLP

Greenville, South Carolina
March 20, 1998

                       THE COSMOS BROADCASTING CORPORATION
                           RETIREMENT AND SAVINGS PLAN

   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                DECEMBER 31, 1997
                                 (In Thousands)





                                     -----------------------------------------------------------------------------------------
                                                                                 NEUBERGER &
                                                                                   BERMAN/
                                                                                   HELLMAN,
                                      CASH AND       COSMOS     VANGUARD INST.     JORDAN      VANGUARD INST.
                                        CASH        UNITIZED     MONEY MARKET    COMMON STOCK    BOND INDEX      LOOMIS SAYLES
                                     EQUIVALENTS      FUND        RES. FUND          FUND           FUND           BOND FUND
                                     -----------   ----------   --------------   ------------   --------------   -------------
ASSETS
INVESTMENTS:
 AT FAIR VALUE
   MONEY MARKET FUNDS                $        31   $        -   $        5,880   $          -   $            -   $           -
   MUTUAL FUNDS                                -        2,440                -         36,879            2,910           2,329
   OTHER FUND                                  -            -                -              -                -               -
                                     -----------   ----------   --------------   ------------   --------------   -------------

TOTAL INVESTMENTS                             31        2,440            5,880         36,879            2,910           2,329

EMPLOYER'S CONTRIBUTION RECEIVABLE             -           92              195            711              105              53
                                     -----------   ----------   --------------   ------------   --------------   -------------
TOTAL ASSETS                                  31        2,532            6,075         37,590            3,015           2,382

LIABILITIES
 ACCRUED EXPENSES                              -            -                1             10                -               -
                                     -----------   ----------   --------------   ------------   --------------   -------------
NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                   $        31   $    2,532   $        6,074   $     37,580   $        3,015   $       2,382
                                     ===========   ==========   ==============   ============   ==============   =============


                                     ---------------------------------------------------------------------------
                                      VANGUARD     VANGUARD                  T. ROWE PRICE
                                     WELLINGTON   INDEX 500     TEMPLETON      SMALL CAP
                                        FUND         FUND      FOREIGN FUND    VALUE FUND    LOAN FUND    TOTAL
                                     ----------   ----------   ------------  -------------   ---------   -------
ASSETS
INVESTMENTS:
 AT FAIR VALUE
   MONEY MARKET FUNDS                $        -   $       -    $         -   $           -   $       -   $ 5,911
   MUTUAL FUNDS                           3,473       5,557          1,275           4,188           -    59,051
   OTHER FUND                                 -           -              -               -         996       996
                                     ----------   ---------   ------------   -------------   ---------   -------

TOTAL INVESTMENTS                         3,473       5,557          1,275           4,188         996    65,958

EMPLOYER'S CONTRIBUTION RECEIVABLE          146         207             62             148           -     1,719
                                     ----------   ---------   ------------   -------------   ---------   -------
TOTAL ASSETS                              3,619       5,764          1,337           4,336         996    67,677

LIABILITIES
 ACCRUED EXPENSES                             -           -              -               -           -        11
                                     ----------   ---------   ------------   -------------   ---------   -------
NET ASSETS AVAILABLE FOR
     PLAN BENEFITS                   $    3,619   $   5,764   $      1,337   $       4,336   $     996   $67,666
                                     ==========   =========   ============   =============   =========   =======


SEE NOTES TO FINANCIAL STATEMENTS.

                       THE COSMOS BROADCASTING CORPORATION
                           RETIREMENT AND SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 1996
                                 (In Thousands)

ASSETS

Investment in The Liberty Corporation
  Profit Sharing Trust (Note 4)                $  33,602

Employer contributions receivable                  1,578
                                               ---------

Net assets available for plan benefits         $  35,180
                                               =========



See notes to financial statements.

                       THE COSMOS BROADCASTING CORPORATION
                           RETIREMENT AND SAVINGS PLAN

      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
                                FUND INFORMATION

                                DECEMBER 31, 1997
                                 (In Thousands)



                                                                          COSMOS
                                                                          PENSION    CASH AND                VANGUARD INST.
                                                  MONEY                   MONEY        CASH         COSMOS     MONEY MARKET
                                                  MARKET   INTERMEDIATE   MARKET    EQUIVALENTS    UNITIZED      RESERVE
                                                   FUND      BOND FUND     FUND        FUND          FUND         FUND
                                                  ------   ------------   -------   -----------    --------   -------------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO
Investment income:

   Net appreciation (depreciation)
   in fair value of investments (Note 5)         $    -    $         (5)  $     -    $         -   $     92   $           -
   Interest                                          82              38         -              -          1               -
   Dividends                                          -               -         -              1         10             315
                                                 ------    ------------   -------    -----------   --------   -------------

Total investment income                              82              33         -              1        103             315

Other income                                          -               -         -              -          -               -

Contributions:
   Participants                                       -               -         -              -         59             102
   Employer                                           -               -         -              -        123             264
                                                 ------    ------------   -------    -----------   --------   -------------

Total Contributions                                   -               -         -              -        182             366

Transfers from other Qualified Plans                  -               -         -              -          -               4
                                                 ------    ------------   -------    -----------   --------   -------------

Total additions                                      82              33         -              1        285             685

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants                       (88)            (99)        -              -        (93)         (1,141)
Administrative expenses                              (2)              -         -              -         (2)            (16)
Loan balances of terminated employees                 -               -         -              -          -               -
                                                 ------    ------------   -------     ----------    -------   -------------

Total deductions                                    (90)            (99)        -              -        (95)         (1,157)


Interfund transfers (net)                        (6,282)         (2,474)      (30)            30     (1,579)          2,344
                                                 ------    ------------   -------    -----------   --------   -------------
Net (decrease) increase prior to merger          (6,290)         (2,540)      (30)            31     (1,389)          1,872
Merger from The Liberty Corporation an
  Adopting Related Employee's 401K Thrift Plan        -               -         -              -      1,685           4,202
                                                 ------    ------------   -------    -----------   --------   -------------

Net (decrease) increase                          (6,290)         (2,540)      (30)            31        296           6,074

Net assets available for plan benefits at
  January 1, 1997                                 6,290           2,540        30              -      2,236               -
                                                 ------    ------------   -------    -----------   --------   -------------

Net assets available for plan benefits at
  December 31, 1997                              $    -    $          -   $     -    $        31   $  2,532   $       6,074
                                                 ======    ============   =======    ===========   ========   =============


                                                  NUEBERGER &
                                                 BERMAN/HELLMAN   VANGUARD INST.                    VANGUARD
                                                 JORDON COMMON      BOND INDEX     LOOMIS SAYLES   WELLINGTON   VANGUARD INDEX
                                                   STOCK FUND         FUND           BOND FUND        FUND         500 FUND
                                                 --------------   --------------   -------------   ----------   --------------
ADDITIONS TO NET ASSETS
ATTRIBUTED TO
Investment income:
   Net appreciation (depreciation)
   in fair value of investments (Note 5)         $        9,949   $          134   $          (3)  $      (71)  $          269
   Interest                                                  40                -              39          173               33
   Dividends                                                101              148             108           79               47
                                                 --------------   --------------   -------------   ----------   --------------

Total investment income                                  10,090              282             144          181              349

Other income                                                 11                -               -            -                -

Contributions:
   Participants                                             475               50              34           92               157
   Employer                                                 953              138              70          193               282
                                                 --------------   --------------    -------------   ----------    -------------

Total Contributions                                       1,428              188             104          285               439

Transfers from other Qualified Plans                          8                -               -            -                 6
                                                 --------------   --------------   -------------    ----------    -------------

Total additions                                          11,537              470             248          466               794

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants                            (1,998)            (179)             (9)         (28)             (264)
Administrative expenses                                    (297)              (6)             (1)          (5)               (7)
Loan balances of terminated employees                         -                -               -            -                 -
                                                 --------------   --------------    -------------    ---------    -------------

Total deductions                                         (2,295)            (185)            (10)         (33)             (271)



Interfund transfers (net)                                (8,751)           1,173            2,144         3,186           5,241
                                                 --------------   --------------    -------------    ----------   -------------
Net (decrease) increase prior to merger                     491            1,458            2,382         3,619           5,764
Merger from The Liberty Corporation an
  Adopting Related Employee's 401K Thrift Plan           13,005            1,557                -             -               -
                                                 --------------   --------------    -------------    ----------   -------------

Net (decrease) increase                                  13,496            3,015            2,382         3,619           5,764

Net assets available for plan benefits at
  January 1, 1997                                        24,084                -                -             -               -
                                                 --------------   --------------    -------------    ----------   -------------

Net assets available for plan benefits at
  December 31, 1997                              $       37,580   $        3,015    $       2,382    $    3,619   $       5,764
                                                 ==============   ==============    =============    ==========   =============


                                                                 T. ROWE
                                                                  PRICE
                                                                 SMALL CAP
                                                   TEMPLETON       VALUE
                                                  FOREIGN FUND     FUND      LOAN FUND    TOTAL
                                                  ------------   ---------   ---------   -------

ADDITIONS TO NET ASSETS
ATTRIBUTED TO
Investment income:
   Net appreciation (depreciation)
   in fair value of investments (Note 5)          $       (204)  $     303   $        -  $  10,464
   Interest                                                104         233            -        743
   Dividends                                                39          33            -        881
                                                  ------------   ---------    ---------  ---------

Total investment income                                    (61)        569            -     12,088

Other income                                                 -           -            -         11

Contributions:
   Participants                                             50         100            -      1,119
   Employer                                                 87         196            -      2,306
                                                  ------------   ---------    ---------  ---------

Total Contributions                                        137         296            -      3,425

Transfers from other Qualified Plans                         -           8            -         26
                                                  ------------   ---------    ---------  ---------

Total additions                                             76         873            -     15,550

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to  participants                              (5)        (55)           -     (3,959)
Administrative expenses                                      -          (5)           -       (341)
Loan  balances of terminated employees                       -           -          (22)       (22)
                                                  ------------   ---------    ---------  ---------

Total deductions                                            (5)        (60)         (22)    (4,322)

                                                                                               (10)

Interfund transfers (net)                                1,266       3,523          209         -
                                                  ------------   ---------    ---------  ---------
Net (decrease) increase prior to merger                  1,337       4,336          187     11,228
Merger from The Liberty Corporation an
  Adopting Related Employee's 401K Thrift Plan               -           -          809     21,258
                                                  ------------   ---------    ---------  ---------

Net (decrease) increase                                  1,337       4,336          996     32,486

Net assets available for plan benefits at
  January 1, 1997                                            -           -            -     35,180
                                                  ------------   ---------    ---------  ---------

Net assets available for plan benefits at
  December 31, 1997                               $      1,337   $   4,336    $     996    $67,666
                                                  ============   =========    =========  =========




SEE ACCOMPANYING NOTES.

                       THE COSMOS BROADCASTING CORPORATION
                           RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   PLAN MERGER

     Effective April 1, 1997, the net assets of The Liberty Corporation and Adopting Related Employers' 401(k) Thrift Plan, a "qualified cash or deferred arrangement plan" under Section 401K of the Internal Revenue Code (for all applicable Cosmos participants) merged with The Cosmos Broadcasting Corporation Profit Sharing Retirement Plan and Trust, a discretionary profit sharing plan. The merged plan was renamed The Cosmos Broadcasting Corporation Retirement and Savings Plan ("the Plan"). The merged plan provides expanded investment options and will retain the voluntary contribution, matching contribution, and profit sharing features for eligible Cosmos employees of the predecessor plan. The Liberty Corporation (the "Company") will submit the revised plan to the Internal Revenue Service to obtain a determination letter that the Plan, as amended and restated, is qualified under Section 401 of the Internal Revenue Code.


2.    DESCRIPTION OF PLAN

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     Any employee of the company who (a) was a participant as of March 31, 1997 in either of the two existing plans being combined into the revised Plan or
     (b) has completed 1,000 hours of service in a calendar year or in the first 12 months of employment is eligible to participate in the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     CONTRIBUTIONS

     Participation in the 401-k portion of the Plan is voluntary. Eligible employees may elect to contribute up to a total of 13% of their compensation on either a pre-tax or after-tax basis, or a combination of both, through payroll deductions. Each participating employer makes matching contributions on pre-tax employee contributions of up to 3% of each participant's annual compensation. The matching percentage may be changed by resolution of the Board of Directors of the Company, effective at the beginning of any plan year (January 1). On an annual basis Cosmos Broadcasting Corporation contributes to the profit-sharing portion of the Plan, in the subsequent fiscal year, discretionary contributions equal to amounts authorized by the Board of Directors.

     PARTICIPANT ACCOUNT

     Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant contributions or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions.


     INVESTMENT OPTIONS

     As of December 31, 1997, the Plan is comprised of nine separate investment funds:

           NAME OF FUND                                              DESCRIPTION OF FUND
           -----------------------------------------------------     ---------------------------------------------------------
           Cosmos Unitized Fund                                      A fund which invests solely in Common Stock of The
                                                                       Liberty Corporation
           Vanguard Institutional Money Market Reserve Fund          A fund which invests in money market instruments
           Neuberger & Berman/Hellman Jordan Common Stock Fund       A fund which invests in common stocks of medium and
                                                                       large companies
           Vanguard Institutional  Bond Index Fund                   A fund which invests in bond-related securities
           Loomis Sayles Bond Fund                                   A fund which invests in investment-grade debt securities
           Vanguard Wellington Fund                                  A fund which invests in common and preferred stocks and
                                                                       debt securities
           Vanguard Index 500 Fund                                   A fund which invests in  securities of companies listed
                                                                       on the Standard and Poor's 500 index
           Templeton Foreign Fund                                    A fund  which invests in foreign stocks and debt
                                                                       securities
           T. Rowe Price Small Cap Value Fund                        A fund which invests in common stocks of companies with
                                                                       market capitalizations of $500 million or less

                       THE COSMOS BROADCASTING CORPORATION
                           RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


     Employee participants may elect to invest their contributions in any fund. Beginning April 1, 1997, the plan was changed to provide for the monthly transfers of a participant's or former participant's future and/or existing account balances under the plan. Matching employer contributions and discretionary employer contributions will be invested in the same way as the employee's pre-tax contributions upon which they are based. At December 31, 1997, there were 927 active participants in the Plan whom were electing to invest, either wholly or partially, in the following funds: The Cosmos Unitized Fund, Vanguard Institutional Money Market Reserve Fund, Neuberger & Berman/Hellman Jordan Common Stock Fund, Vanguard Institutional Bond Index Fund, Loomis Sayles Bond Fund, Vanguard Wellington Fund, Vanguard Index 500 Fund, Templeton Foreign Fund, and the T. Rowe Price Small Cap Value Fund.

     VESTING

     Amounts credited to a participant's employee account, either before tax or after tax, are fully vested at all times. Amounts credited to a participant's employer matching and discretionary account vest based on the total number of years of service (as defined under the Plan) with the Company or its related employers:

               NUMBER OF YEARS                                 PERCENTAGE
                 OF SERVICE                                    OF VESTING
              -----------------                                -----------
              Less than 3 years                                     --
                        3 years                                     25%
                        4 years                                     50%
                        5 years                                     75%
                        6 years                                    100%

     All amounts credited to a participant's employee (before tax or after tax) and employer matching accounts are fully vested upon termination of employment due to a participant's death, total disability or retirement, or after a participant has completed six or more years of service. Also, each employee is fully vested at his or her 65th birthday.

     FORFEITURES AND PAYMENT OF BENEFITS

     A participant who has completed less than six years of service and is terminated for any reason other than those mentioned above forfeits the non-vested amounts in his employer matching account. All amounts credited to the employee's account (before tax or after tax) and all vested amounts credited to the employer's matching account are distributable upon termination in the form of a lump sum or installment payments.

     LOANS

     The Plan allows participants to obtain loans, within stated limits, from the vested portion of their account balance. Repayment is required over a period not to exceed five years, unless the loan is used for the purchase of a principal residence. Interest is charged on outstanding loans at a rate determined by the plan administrator. These participant loans are reported in the accompanying financial statements in the Loan Fund.


     Reversion to SPECIAL FUND

     The Cosmos Broadcasting Corporation Pension Plan and Trust Agreement for Technicians was terminated during 1992. In 1993, twenty-five percent (25%) of the excess assets were reverted to a special fund within the Profit Sharing Plan. The reversion is included on the statement of net assets available for plan benefits in the cash and cash equivalents fund. The reversion is to be allocated in no more than seven years to the accounts of those participants who were active participants in the pension plan upon its termination. An allocation of approximately $1,000 of the reversion was made during 1997.

                      THE COSMOS BROADCASTING CORPORATION
                          RETIREMENT AND SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS



3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENT VALUATION AND INCOME RECOGNITION

     Investments are carried in the financial statements at market value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The difference between proceeds received and the cost of investments sold is recognized as realized gains (losses) in the statements of changes in net assets available for plan benefits. Cost is determined based on the average cost method for The Liberty Corporation stock, and the first-in, first-out basis for other investments. The net change in the aggregate market value of investments is reflected in the statements of net assets available for plan benefits as unrealized gains (losses).

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     LOAN BALANCES OF CERTAIN TERMINATED PARTICIPANTS

     When a participant with an outstanding loan balance terminates his or her employment with the Plan sponsor, the balance of the loan becomes due and payable. In the event a borrower fails to repay all or a portion of such loan, the outstanding balance of the loan plus interest due is deducted from the balance of the account from which the loan was made.


4.   INVESTMENT IN THE MASTER TRUST

     Investments of the Plan were maintained in a Master Trust for the period, January 1, 1997 to March 31,1997. The Liberty Corporation Profit Sharing Trust was a master trust established to provide the trust functions for the assets and liabilities of the following profit sharing plans: The Liberty Corporation Profit Sharing Plan and The Cosmos Broadcasting Corporation Profit Sharing Retirement Plan. Employees of The Liberty Corporation, Liberty Life Insurance Company, Pierce National Life Insurance Company, The Cosmos Broadcasting Corporation, Liberty Capital Advisors, Inc., Liberty Properties Group, Inc., Liberty Investment Group, Liberty Insurance Services Corporation and Special Services Corporation participate in one of the plans. The combined investments of the Master Trust, and Master Trust income (including unrealized appreciation or depreciation in fair value of investments) were allocated between the plans based on respective participant account balances. The Plan had an approximate 28% share of the net assets of the Master Trust at December 31, 1996 and March 31, 1997.

     The investments of the Master Trust were held by Wachovia Bank of North Carolina, N.A. (Wachovia). The financial information by investment fund within the Master Trust relating to net assets available for benefits as of December 31, 1996 is presented on the following page. This information has been provided by Wachovia and has not been audited by independent auditors. This information has been certified by Wachovia to be complete and accurate.

                  THE LIBERTY CORPORATION PROFIT SHARING TRUST
   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1996
                                   (IN $000'S)


                                                                                    DECEMBER 31, 1996
                                                                               FUND INFORMATION (UNAUDITED)
                                                         --------------------------------------------------------------------

                                                                                                  COMMON STOCK   INTERMEDIATE
                                                         LIBERTY STOCK FUND   MONEY MARKET FUND       FUND         BOND FUND
                                                         ------------------   -----------------   ------------   -------------
ASSETS
INVESTMENTS:
   AT FAIR VALUE
   SHORT-TERM INVESTMENTS (TOTAL COST OF $27,170 IN      $             47     $         17,940    $      7,563   $       1,582
     1996)
   THE LIBERTY CORPORATION COMMON STOCK (TOTAL COST
     OF $5,197 IN 1996)                                             7,371                  ---             ---             ---
   OTHER COMMON STOCKS (TOTAL COST OF $54,451 IN                      ---                  ---          75,569             ---
     1996)
   SECURITIES OF US GOVERNMENT AND AGENCIES (TOTAL
     COST OF $3,358 IN 1996)                                          ---                  ---             ---           3,333
   CORPORATE BONDS (TOTAL COST OF $1,662 IN 1996)                     ---                  ---             ---           1,644
   CORPORATE COLLATERALIZED MORTGAGE
     OBLIGATIONS (TOTAL COST OF $1,374 IN 1996)                       ---                  ---             ---           1,421
   CORPORATE ASSET-BACKED  SECURITIES (TOTAL COST OF
     $3,361 IN 1996)                                                  ---                3,022             ---             324
   REAL ESTATE INVESTMENT TRUST (TOTAL COST OF $552
     IN 1996)                                                         ---                  ---             729             ---
DUE FROM BROKER FOR SECURITIES SOLD                                   ---                  ---             241             ---
ACCRUED INVESTMENT INCOME                                              36                   91             168              66
CONTRIBUTIONS RECEIVABLE FROM EMPLOYER                                534                1,002           2,712             700
                                                         ----------------      ---------------    ------------   -------------
TOTAL ASSETS                                                        7,988               22,055          86,982           9,070

LIABILITIES
   ACCRUED EXPENSES                                                     3                   12              28               3
   DUE TO (FROM) OTHER FUNDS                                           (1)                (420)            414              (1)
                                                         ----------------      ---------------    ------------   -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                   $          7,986      $        22,463    $     86,540   $       9,068
                                                         ================      ===============    ============   =============



                                                       COSMOS PENSION
                                                        MONEY MARKET           TOTAL
                                                       ---------------       ---------
ASSETS
INVESTMENTS:
   AT FAIR VALUE
   SHORT-TERM INVESTMENTS (TOTAL COST OF $27,170 IN    $            38       $  27,170
     1996)
   THE LIBERTY CORPORATION COMMON STOCK (TOTAL COST
     OF $5,197 IN 1996)                                            ---           7,371
   OTHER COMMON STOCKS (TOTAL COST OF $54,451 IN                   ---          75,569
     1996)
   SECURITIES OF US GOVERNMENT AND AGENCIES (TOTAL
     COST OF $3,358 IN 1996)                                       ---           3,333
   CORPORATE BONDS (TOTAL COST OF $1,662 IN 1996)                  ---           1,644
   CORPORATE COLLATERALIZED MORTGAGE
     OBLIGATIONS (TOTAL COST OF $1,374 IN 1996)                    ---           1,421
   CORPORATE ASSET-BACKED SECURITIES (TOTAL COST OF
     $3,361 IN 1996)                                               ---           3,346
   REAL ESTATE INVESTMENT TRUST (TOTAL COST OF $552
     IN 1996)                                                      ---             729
DUE FROM BROKER FOR SECURITIES SOLD                                ---             241
ACCRUED INVESTMENT INCOME                                          ---             361
CONTRIBUTIONS RECEIVABLE FROM EMPLOYER                             ---           4,948
                                                       ---------------       ---------
TOTAL ASSETS                                                        38         126,133

LIABILITIES
   ACCRUED EXPENSES                                                ---              46
   DUE TO (FROM) OTHER FUNDS                                         8             ---
                                                       ---------------       ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $            30       $ 126,087
                                                       ===============       =========


SEE NOTES TO FINANCIAL STATEMENT.

                       THE COSMOS BROADCASTING CORPORATION
                          RETIREMENT AND SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


5.   INVESTMENTS

     During 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $10,464 as follows:

                                                            NET APPRECIATION
                                                         (DEPRECIATION) IN FAIR     MARKET VALUE
                                                           VALUE DURING YEAR       AT END OF YEAR
                                                         ----------------------    --------------
                                                                            ($000'S)
               YEAR ENDED DECEMBER 31, 1997
               ----------------------------------
               Intermediate Bond Fund                            ($ 5)                $        -
               Cosmos Unitized Fund                                92                      2,440
               Vanguard Institutional
                   Money Market Reserve Fund                        -                      5,880
               Neuberger & Berman/Hellman,
                   Jordan Common Stock Fund                     9,949                     36,879
               Vanguard Institutional
                   Bond Index Fund                                134                      2,910
               Loomis Sayles Bond Fund                             (3)                     2,329
               Vanguard Wellington Fund                           (71)                     3,473
               Vanguard Index 500 Fund                            269                      5,557
               Templeton Foreign Fund                            (204)                     1,275
               T. Rowe Price Small Cap Value
                   Fund                                           303                      4,188
                                                         ======================    =============
                                                              $10,464                    $64,931
                                                         ======================    =============



The market value of individual investments that represent 5% or more of the Plan's total assets are as follows:


                                                                                       DECEMBER 31,
                                                                                           1997
                                                                                       ------------
                                                                                         ($000'S)

         Vanguard Institutional Money Market Reserve Fund                                 $  5,880
         Neuberger & Berman/Hellman Jordan
           Common Stock Fund                                                                36,879
         Vanguard Wellington Fund                                                            3,473
         Vanguard Index 500 Fund                                                             5,557
         T. Rowe Price Small Cap Value Fund                                                  4,188

                      THE COSMOS BROADCASTING CORPORATION
                          RETIREMENT AND SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS



6.    INCOME TAX STATUS

      The Plan is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974. Both of the predecessor plans had previously received favorable determination letters from the Internal Revenue Service that the related trusts were qualified under Section 401 of the Internal Revenue Code. The Plan will file a determination letter with the Internal Revenue Service requesting that the Plan, as amended and restated, will continue to be qualified under Section 401(a) of the Internal Revenue Code, and the related trust is not subject to income taxation. The Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan Committee is not aware of any course of action or events that have occurred that might adversely affect the Plan's qualified status.


7.    PRIORITIES ON TERMINATION OF PLAN

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, all expenses will be paid and the accounts of the affected participants will be proportionately adjusted to reflect such expenses and all contributions and withdrawals up to the date of termination. The Plan will then be revalued and each participant will be paid all amounts credited to his accounts. The accounts of all participants become fully vested as of the date of termination.

      An exception to this method of distribution at termination is made for the case in which termination is due to revocation of the Plan's exemption from income taxes under Section 401 of the Internal Revenue Code. In that case, all contributions, including those made by the employer, would be returned to the respective contributors.


8.    TRANSACTIONS WITH PARTIES-IN-INTEREST

      The Plan also received dividends of $54,000 in 1997 from The Liberty Corporation and interest of $160,000 in 1997 from a short-term investment fund sponsored by the Plan trustee.

                       THE COSMOS BROADCASTING CORPORATION
                           RETIREMENT AND SAVINGS PLAN
                LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                                DECEMBER 31, 1997
                          (In $000's except units data)


               NAME OF ISSUER AND                                                         CURRENT
              TITLE OF EACH ISSUE                                UNITS       COST          VALUE
------------------------------------------------------        ---------   ------------  -------------
MONEY MARKET FUNDS
    Inst. Federated Auto Government Trust                        31,314   $         31   $         31

COMMON STOCKS
   Cosmos Unitized Fund                                         215,124          1,477          2,440

MUTUAL FUNDS
   Vanguard Institutional Money Market Reserve Fund           5,880,411          5,880          5,880
   Neuberger & Berman/Hellman Jordan Common Stock Fund        2,906,183         24,317         36,879
   Vanguard Institutional Bond Index Fund                       288,417          2,816          2,910
   Loomis Sayles Bond Fund                                      181,553          2,334          2,329
   Vanguard Wellington Fund                                     117,949          3,553          3,473
   Vanguard Index 500 Fund                                       61,690          5,317          5,557
   Templeton Foreign Fund                                       128,170          1,470          1,275
   T. Rowe Price Small Cap Value Fund                           178,975          3,916          4,188
                                                                          ------------   ------------
 TOTAL MUTUAL FUNDS                                                             49,603         62,491

 LOANS
   Participant Loans                                            995,434            996            996
                                                                          ------------   ------------
 TOTAL INVESTMENTS                                                        $     52,107   $     65,958
                                                                          ============   ============

         THE COSMOS BROADCASTING CORPORATION RETIREMENT AND SAVINGS PLAN
                 LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997
                    (IN $000'S, EXCEPT NUMBER OF SHARES DATA)



                                                                                                                CURRENT
                                                                                                                VALUE ON    REALIZED
                                                                            PURCHASE  SALES   EXPENSES         TRANSACTION   GAIN
         PARTY INVOLVED                  DESCRIPTION OF ASSETS               PRICE    PRICE   INCURRED   COST     DATE       (LOSS)
-----------------------------   ----------------------------------------    --------  ------  --------  ------ -----------  --------
Category (i) - Individual transactions in excess of 5% of Plan Assets

Wachovia Bank, N.A              Money Market Fund                            $   ---  $6,214  $    ---  $6,214   $ 6,214     $   ---

Wachovia Bank, N.A              Intermediate Bond Fund                           ---   2,434       ---   2,434     2,434         ---

Investors Fiduciary Trust Co.   Loomis Sayles Bond Fund                        2,105     ---       ---   2,105     2,105         ---

Investors Fiduciary Trust Co.   T. Rowe Price Small Cap Value Fund             3,329     ---       ---   3,329     3,329         ---

Investors Fiduciary Trust Co.   Vanguard Wellington Fund                       2,924     ---       ---   2,924     2,924         ---

Investors Fiduciary Trust Co.   Vanguard Institutional Bond Fund               3,269     ---       ---   3,269     3,269         ---

Investors Fiduciary Trust Co.   Vanguard Inst. Money Market Reserve Fund      10,207     ---       ---  10,207    10,207         ---

Investors Fiduciary Trust Co.   Vanguard Inst. Money Market Reserve Fund         ---   3,679       ---   3,679     3,679         ---

Investors Fiduciary Trust Co.   Vanguard Index 500 Fund                        4,880     ---       ---   4,880     4,880         ---

Investors Fiduciary Trust Co.   Neuberger & Berman/Hellman Jordan Fund           ---   1,839       ---   1,310     1,839         529

Investors Fiduciary Trust Co.   Neuberger & Berman/Hellman Jordan Fund           ---   8,586       ---   5,964     8,586       2,622

         THE COSMOS BROADCASTING CORPORATION RETIREMENT AND SAVINGS PLAN
                 LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                    YEAR ENDED DECEMBER 31, 1997 (CONTINUED)
                    (IN $000'S, EXCEPT NUMBER OF SHARES DATA)


                                                                                                                CURRENT
                                                                                                                VALUE ON    REALIZED
                                                                            PURCHASE  SALES   EXPENSES         TRANSACTION   GAIN
         PARTY INVOLVED                  DESCRIPTION OF ASSETS               PRICE    PRICE   INCURRED   COST     DATE       (LOSS)
-----------------------------   ----------------------------------------    --------  ------  --------  ------ -----------  --------
Category (iii) - Series of  transactions in excess of 5% of Plan Assets

Wachovia Bank, N.A              Money Market Fund                           $ 1,397   $7,266   $   ---  $7,268   $ 7,266    $   (2)

Wachovia Bank, N.A              Intermediate Bond Fund                        2,039    4,359       ---   4,364     4,359        (5)

Investors Fiduciary Trust Co.   Loomis Sayles Bond Fund                       2,378       45       ---      44        45         1

Investors Fiduciary Trust Co.   T. Rowe Price Small Cap Value Fund            4,229      344       ---     314       344        30

Investors Fiduciary Trust Co.   Templeton Foreign Fund                        1,890      411       ---     419       411        (8)

Investors Fiduciary Trust Co.   Vanguard Wellington Fund                      3,693      149       ---     141       149         8

Investors Fiduciary Trust Co.   Vanguard Inst. Bond Fund                      4,613    1,837       ---   1,797     1,837        40

Investors Fiduciary Trust Co.   Vanguard Inst. Money Market Reserve Fund     11,537    5,657       ---   5,657     5,657       ---

Investors Fiduciary Trust Co.   Vanguard Index 500 Fund                       5,776      489       ---     459       489        30

Investors Fiduciary Trust Co.   Cosmos Unitized Fund                            763    1,073       ---     754     1,073       319

Investors Fiduciary Trust Co.   Neuberger & Berman/Hellman Jordan Fund       29,102   27,729       ---  22,110    27,729     5,619


THERE WERE NO CATEGORY (II) OR (IV) REPORTABLE TRANSACTIONS DURING 1997.